UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___December 2003___	File No: ___0-30952__

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated December 19, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  December 19, 2003                         Signed: /s/ Christopher Dyakowski

                                                                              Christopher Dyakowski, Director

SAN TELMO ENERGY LTD. ANNOUNCES THAT IT WILL NOT PROCEED

WITH PRIVATE PLACEMENT

VANCOUVER, B.C., December 19, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) announces that it will not be proceeding with the private placement announced in the news release dated October 22, 2003.

It will be proceeding with a non-brokered private placement for proceeds of Cdn. $362,542.70. The placement is for 213,261 units at a price of Cdn. $1.70 per unit. Each unit shall consist of one flow through common share and one common share purchase warrant. Each warrant will be exercisable for two years from the date of closing of the private placement to purchase an additional common share at a price of Cdn. $2.00 per share. The proceeds will be used for ongoing oil and gas exploration drilling and development.

There will be a finders fee payable on the placement.

The placement is subject to approval by the TSX Venture Exchange.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward -looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.